UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

IMH Financial Corporation
(Name of Issuer)
Class B-4 Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
None
(CUSIP Number)
Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 7, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Desert Stock Acquisition I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		313,789

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		313,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	313,789

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.

1	NAMES OF REPORTING PERSONS NWRA Ventures I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		313,789

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		313,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	313,789

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.

1	NAMES OF REPORTING PERSONS NWRA Ventures Management I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		313,789

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		313,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	313,789

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.

1	NAMES OF REPORTING PERSONS NWRA Red Rock I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		313,789

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		313,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	313,789

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.

1	NAMES OF REPORTING PERSONS Juniper NVM, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		313,789

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		313,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	313,789

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.

1	NAMES OF REPORTING PERSONS Five Mile Capital II IMH Investment SPE LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		313,789

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		313,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.

1	NAMES OF REPORTING PERSONS Five Mile Capital II Equity Pooling LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		313,789

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		313,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	313,789

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.

1	NAMES OF REPORTING PERSONS Five Mile Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		313,789

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		313,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	313,789

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1. Security and Issuer.
The title of the class of equity securities to which this statement relates is the Class B-4 Common Stock, $0.01 par value per share (the “Class B-4 Common Stock”) of IMH Financial Corporation, a Delaware Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4900 N. Scottsdale Rd #5000, Scottsdale, Arizona 85251.
The Issuer’s certificate of incorporation also authorizes the Issuer to issue Common Stock, $0.01 par value per share (the “Common Stock”), Class B-1 Common Stock, $0.01 par value per share (the “Class B-1 Common Stock”), Class B-2 Common Stock, $0.01 par value per share (the “Class B-2 Common Stock”) and Class B-3 Common Stock, $0.01 par value per share (the “Class B-3 Common Stock,” and together with the Class B-4 Common Stock, the Common Stock, the Class B-1 Common Stock and the Class B-2 Common Stock, the “Shares”).
Item 2. Identity and Background.
This Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended. The Reporting Persons are:
(1)	Desert Stock Acquisition I LLC, a Delaware limited liability company (“Desert Stock Acquisition I”);
(2)	NWRA Ventures I, LLC, a Delaware limited liability company and the 100% owner of Desert Stock Acquisition (“NWRA Ventures I”);
(3)	NWRA Ventures Management I, LLC, a Delaware Limited Liability Company and the managing member of NWRA Ventures I (“NWRA Ventures Management I”);
(4)	NWRA Red Rock I, LLC, a Delaware limited liability company and the managing member of NWRA Ventures Management I (“NWRA Red Rock I”);
(5)	Juniper NVM, LLC, a Delaware limited liability company and a member of NWRA Ventures Management I (“Juniper NVM”);
(6)	Five Mile Capital II IMH Investment SPE LLC, a Delaware limited liability company and a member of NWRA Ventures I (“Five Mile Capital II”);
(7)	Five Mile Capital II Equity Pooling LLC, a Delaware limited liability company and the sole member of Five Mile Capital II (“Five Mile Capital II Equity Pooling”); and
(8)	Five Mile Capital Partners LLC, a Delaware limited liability company and the manager of Five Mile Capital II Equity Pooling (“Five Mile Capital Partners”).
The principal businesses of the Reporting Persons are as follows:
•	Desert Stock Acquisition I — acquiring Shares of the Issuer;
•	NWRA Ventures I — making a loan to the issuer that is convertible into the Issuer’s Series A preferred stock, which, in turn is convertible into Common Stock.

•	NWRA Ventures Management I — serving as the managing member of NWRA Ventures I;
•	NWRA Red Rock I — serving as the managing member of NWRA Ventures Management I;
•	Juniper NVM — investing in NWRA Ventures Management I;
•	Five Mile Capital II — investing in NWRA Ventures I;
•	Five Mile Capital II Equity Pooling — making direct and indirect investments in real estate; and
•	Five Mile Capital Partners — serving as the manager of Five Mile Capital II Equity Pooling and other similar entities.
The principal business and office address for Desert Stock Acquisition I, NWRA Ventures I, NWRA Ventures Management I and NWRA Redrock I is c/o NWRA Ventures I, LLC, 10 Cutter Mill Road, Suite 402, Great Neck, NY 11021.
The principal business and office address for Juniper NVM is c/o Juniper Capital Partners, LLC, 981 Linda Flora, Los Angeles, California 90049.
The principal business and office address for Five Mile Capital II, Five Mile Capital II Equity Pooling and Five Mile Capital Partners is c/o Five Mile Capital Partners LLC, 3 Stamford Plaza, 301 Tresser Blvd., 12th Floor, Stamford, CT 06901.
None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
For information required by Instruction C to Schedule 13D with respect to the persons that control the voting and investment decisions of NWRA Red Rock I, Juniper NVM and Five Mile Capital Partners with respect to the Shares (collectively, the “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.
Each of the Reporting Persons used its available funds or funds of its affiliates to fund the $50 million senior secured convertible loan to the Issuer and to fund the purchase of the Class B-1 Common Stock, Class B-2 Common Stock Class B-3 Common Stock and Class B-4 Common Stock, each as discussed below.
Item 4. Purpose of Transaction.
Loan from NWRA Ventures I to the Issuer
On June 7, 2011, NWRA Ventures I entered into and closed funding of a $50 million senior secured convertible loan to the Issuer (the “Loan”).
Certain material terms of the loan agreement and the note evidencing the Loan are described below.
•	Interest and Term. The Loan will mature one day before the fifth anniversary of the funding date in 2016 and will bear interest at a rate of 17% per year (the “base interest”). Interest will be payable quarterly in arrears on January 1, 2012, and thereafter each April, July, October and January during the term of the Loan. All interest is payable in cash, but NWRA Ventures I, in its sole discretion, may make an annual election to defer a portion of the interest due equal to 5% per annum until the stated maturity or earlier repayment on the note (“deferred interest”). The outstanding balance of deferred interest from time to time shall bear interest at the base interest rate of 17% per annum, of which a portion calculated at the rate of 12% per annum shall be payable quarterly, and the remaining balance of which calculated at the rate of 5% per annum shall be added to the outstanding balance of deferred interest on a quarterly basis. In addition, for the first two interest payment periods, NWRA Ventures I has the option and has elected to receive the entire base interest as deferred interest. In addition to the above interest payments, the Issuer is required to pay an exit fee at maturity equal to 15% of the then outstanding principal, unpaid accrued and deferred interest and other amounts owed under the loan agreement.
•	Use of Proceeds. The proceeds from the loan may be used for the Issuer’s recapitalization, including, without limitation, providing working capital and funding the Issuer’s other general business needs; meeting certain obligations with respect to the Issuer’s real property owned, including paying certain carrying costs associated with the ownership of such property and, as applicable, the development, redevelopment and construction with respect to certain of such properties; to meet certain obligations with respect to, and to enforce certain rights under, the collateral for the Issuer’s loans; to originate and acquire mortgage loans, mezzanine loans, other debt instruments and equity and preferred equity interests or investments; to pay costs and expenses incurred in connection with the Loan; and such other purposes as may be approved by NWRA Ventures I in its discretion.

•	Convertibility into Series A Preferred Stock. The Loan is convertible into IMH Financial Corporation Series A preferred stock (liquidation preference $9.58 per share) at any time prior to maturity at an initial conversion rate of 104.3 shares of the Series A preferred stock per $1,000 principal amount of the Loan (equivalent to a conversion price of $9.58 per share of Series A preferred stock), subject to adjustment, including weighted average antidilution protection for certain dilutive issuances. Each share of Series A preferred stock would be convertible into one share of Common Stock. The initial conversion price represents a 20% discount to the net book value on a GAAP basis per share of Common Stock as reported in the Issuer’s audited financial statements as of December 31, 2010.
•	Guarantees and Security. The Issuer’s obligations under the loan agreement are jointly guaranteed by substantially all of the Issuer’s existing and future subsidiaries, subject to certain exceptions and releases, and are secured by a security interest in most of the Issuer’s assets. The Issuer is also required to deposit cash receipts into a cash management account for disbursement pursuant to the terms of a budget prepared by the Issuer and approved by NWRA Ventures I and to otherwise pay certain amounts owed under the Loan.
•	Events of Default. The loan agreement contains customary and other provisions relating to events of default (subject in certain cases to customary grace and cure periods), including, among other things, material adverse events, payment defaults, material inaccuracies of representations and warranties, breach of covenants, cross-defaults to other indebtedness, bankruptcy and insolvency defaults, the occurrence of judgments in excess of $10,500,000 (after application of insurance proceeds), and the occurrence of certain change of control events. A default under the loan agreement would permit NWRA Ventures I, among other things, to require the immediate payment of all amounts owing under the Loan.
•	Prepayment. The Loan may not be prepaid prior to December 7, 2014. Thereafter, the Loan may be prepaid on the last business day of December 2014, or on the last business day of June 2015 through payment of all outstanding principal, accrued but unpaid interest and a prepayment amount equal to an amount determined by calculating as of the date of prepayment the present values of the principal payments, base interest payments, deferred interest payments and the exit fee by discounting (on a quarterly basis) all such payments from their scheduled payment dates back to the date of prepayment utilizing a discount rate equal to 2.5% plus a rate based on the quarterly treasury rate. In connection with a prepayment, the Issuer is also required to repurchase any common stock held by NWRA Ventures I or its affiliates acquired from Mr. Albers or in a potential tender offer by NWRA Ventures I, if any, at a purchase price equal to (i) if the book value of the shares is below the purchase price originally paid by NWRA Ventures I, the price at which the shares were acquired, or (ii) if the book value of the shares is above the purchase price originally paid by NWRA Ventures I, such purchase price plus one-half of the difference between the purchase price and the book value of the shares.

•	Restrictive Covenants. The loan agreement also contains certain restrictive covenants, which require NWRA Ventures I’s consent as a condition to Issuer’s taking certain actions, including, without limitation, requiring consent for the Issuer to:
•	sell, encumber or otherwise transfer certain assets, including individual loans and real estate owned (“REO”) assets in the Issuer’s portfolio or interests in any of the Issuer’s wholly owned subsidiaries;
•	issue additional indebtedness or debt securities convertible into, exchangeable for or having option rights to purchase shares of stock with any preference or priority as to dividends or assets;
•	dissolve, liquidate or consolidate the Issuer’s business, or merge with another company;
•	purchase or own any property other than real property, mortgage loans and other property necessary or incidental thereto;
•	enter into any new line of business other than with respect to Infinet Securities, LLC (“Infinet”);
•	restructure or modify the Issuer’s ownership structure or that of its subsidiaries;
•	commence or permit any subsidiary of the Issuer to commence any bankruptcy or similar proceeding;
•	declare or pay any dividend or take similar actions, except, subject to certain conditions, the Issuer may pay dividends on its common stock not in excess of 1% per annum of the net book value of the common stock for the first eight quarters following the Loan closing;
•	hire or terminate certain key personnel or consultants, subject to certain exceptions;
•	settle any litigation in excess of $10,500,000 (after application of insurance proceeds), individually or in the aggregate;
•	terminate the advisory services agreement with New World Realty Advisors, LLC (“New World”) discussed below, other than for cause as defined in the agreement, or to replace New World with a person, in NWRA Ventures I’s reasonable judgment, with comparable competence and experience, to provide comparable services to the Issuer on comparable or more favorable terms;
•	restructure, modify or make any modifications to mortgage loans;

•	incur additional indebtedness, subject to certain exceptions, including up to $10,000,000 in the rights offering described below; further indebtedness may not be incurred until after the second anniversary of the loan date pursuant to certain lines of credits if pledged asset coverage values continue to be met, and other exceptions;
•	issue any equity securities, subject to certain exceptions;
•	modify or foreclose upon the loans in the Issuer’s portfolio;
•	increase or decrease the number of members on the Issuer’s board of directors, or establish any board committee other than in the ordinary course of business; or
•	take certain actions with respect to employee benefit plans and incentive compensation plans.
The Issuer agreed to pay NWRA Ventures I’s transaction expenses, subject to certain limitations.
The description of the loan agreement is qualified in its entirety by reference to the loan agreement and form of promissory note (filed as Exhibits 1 and 2 hereto, respectively).
Series A Preferred Stock
Certain material terms of the Series A preferred stock into which the Loan may be converted are summarized below:
•	Dividends. Dividends on the Series A preferred stock will accrue from the issue date at the rate of 17% of the issue price per year, payable quarterly in arrears, on the first business day of each April, July, October and January of each year. For the first two dividend payment periods following the NWRA Ventures I loan funding date (if the convertible note has been converted to Series A preferred stock), dividends will be paid in shares of Series A preferred stock based on the conversion price in effect as of the last day of the prior quarter. For all dividend payment periods thereafter, the dividend shall be paid 12% per annum in cash and 5% per annum in additional Series A Preferred stock valued at the same value as the conversion price (“PIK dividend”). No dividend may be paid on the Issuer’s Shares during any fiscal year unless all accrued dividends on the Series A preferred stock have been paid in full; provided, however, if the date of the conversion of the Loan into Series A preferred stock is prior to the first eight quarters after the Loan closing, for the balance of the first eight quarters following the Loan closing, the Issuer may pay per share dividends or make other distributions to holders of the issuer’s common stock out of legally available funds up to an amount equal to 1% per annum of the Issuer’s net book value per share as of December 31 of the immediately preceding year, regardless of whether dividends are paid on the Series A preferred stock.

•	Liquidation Preference. Further, upon the Issuer’s liquidation, dissolution or winding up, before any payment or distribution shall be made to or set apart for the holders of any junior ranking stock, the holders of shares of Series A preferred stock will be entitled to receive a liquidation preference of 115% of the $9.58 per share price, plus all accumulated, accrued and unpaid dividends (whether or not earned or declared), if any, to and including the date fixed for payment, without interest, to such holders, but such holders shall not be entitled to any further payment.
•	Optional Conversion. The Issuer’s Series A preferred stock is convertible by any holder of Series A preferred stock into shares of voting common stock at any time prior to maturity at an initial conversion rate of one share of Common Stock per one share of Series A preferred stock, subject to adjustment including weighted average antidilution protection for certain dilutive issuances. The initial conversion price represents a 20% discount to the net book value on a GAAP basis per share of the Issuer’s common stock as of December 31, 2010, as reported in the Issuer’s audited financial statements as of December 31, 2010.
•	Automatic Conversion. All issued and outstanding shares of Series A preferred stock will convert into voting common stock upon: (i) closing of the sale of shares of Common Stock to the public at a price equal to or greater than 2.5 times the $9.58 conversion price in a firm commitment underwritten public offering and listing of the Common Stock on a national securities exchange within three years of the date of the loan resulting in at least $250 million of gross proceeds, (ii) the date and time or occurrence of an event specified by written consent of the “Lead Investor” (which shall be NWRA Ventures I or any subsequent transferee of NWRA Ventures I that owns 25% or more of the Series A preferred stock), or (iii) the date when the Lead Investor converts.
•	Redemption At Maturity. The Issuer is obligated to redeem all outstanding shares of Series A preferred stock on the fifth anniversary of the Loan date, in cash at a price equal to 115% of the original purchase price, plus all accrued and unpaid dividends (whether or not earned or declared), if any, to and including the date fixed for redemption, without interest.
•	Redemption upon Specified Default Events. The Series A preferred stock is also redeemable at a price equal to 125% of the original purchase price, plus all accrued and unpaid dividends in the event of certain default events, breaches (including of operating covenants generally similar to the restrictive covenants discussed under the description of the loan agreement above), material inaccuracy of certain certifications, representations or warranties, or the occurrence of a material adverse effect as defined in the certificate of designation. For these purposes, material adverse effect includes, without limitation, the termination without cause of William Meris or Steve Darak; the termination of the consulting agreement with ITH Partners LLC or the engagement letter with the McVey law firm without cause; the material diminution in value of built-in tax losses, subject to certain exceptions; involvement of Issuer or any of its subsidiaries in certain bankruptcy or insolvency proceedings, and certain judgments, fines or penalties in excess of $10,500,000.

•	Security. Unlike the Loan, the Series A preferred stock does not benefit from a security interest in specific collateral, but in order to provide additional security for the Issuer’s obligations under the Series A preferred stock, the Issuer has pledged its equity interests in its wholly-owned subsidiaries and agreed not to grant security interests in the loan collateral, subject to certain exceptions. The Issuer will also continue to be required to deposit its cash receipts into an account controlled by NWRA Ventures I for disbursement pursuant to a budget prepared by the Issuer and approved NWRA Ventures I or to otherwise pay dividends or other amounts under the terms of the Series A preferred stock.
•	Voting Rights. Holders of Series A preferred stock are entitled to vote on an as-converted basis on all matters on which holders of Common Stock are entitled to vote. In addition, so long as at least 10% of the shares of Series A preferred stock issued on the date the convertible notes are converted into Series A preferred stock are outstanding, the holders of the Series A preferred stock, voting together as a single class, will be exclusively entitled to vote for the election of two members of the Issuer’s board of directors (the “Preferred Directors”). Any Preferred Director must be nominated by the Lead Investor. No later than six months after June 7, 2011, the date of the NWRA Loan, the Issuer’s board of directors is required to be comprised of five members, and upon conversion of the loan, seven members.
•	Preferred Director Rights. All directors to be elected by holders of the Issuer’s common stock must be nominated by a nominating committee of the Issuer’s board of directors (subject to rights of stockholders to nominate directors directly under the bylaws), a majority of whom must (i) qualify as independent directors under New York Stock Exchange rules, and (ii) be reasonably satisfactory to the Preferred Directors. William Meris, Steve Darak and Jay Wolf (who is expected to be nominated to the Issuer’s board upon the issuance of the Series A preferred stock) are deemed satisfactory to the Preferred Directors. Each of the Preferred Directors has the right to serve on any committee of the Issuer’s board of directors, provided that such service is consistent with applicable SEC and other laws and the rules of any exchange upon which the Issuer is then listed.
•	Transfer Restrictions. Prior to redemption or conversion of the Series A preferred stock, holders may sell their shares of Series A preferred stock, subject to applicable laws and the Issuer’s certificate of incorporation. However, the Lead Investor has a first right to purchase any shares of Series A preferred stock proposed to be sold before the holder thereof can sell to any other party. The Series A preferred stock issued to NWRA Ventures I will also bear legends indicating it is subject to restrictions on transfer under the federal securities laws.
•	Preemptive Rights. Any holder that owns 10% or more of the outstanding shares of Series A preferred stock is also entitled to participate, on a pro rata basis in proportion to their Series A ownership, in any future equity issuances undertaken by the Issuer for the primary purpose of raising additional capital, subject to certain exceptions.

The certificate of designation of the Series A preferred stock is filed as Exhibit 3 to this Schedule 13D. The summary of the terms and conditions of the Series A preferred stock is qualified in its entirety by reference to the certificate of designation.
Registration Rights Agreement
In connection with the Loan, the Issuer has also entered into a registration rights agreement pursuant to which NWRA Ventures I is provided with certain demand and other registration rights to cause, after the Issuer’s securities are listed on a national securities exchange, the Series A preferred stock and Common Stock issuable upon conversion of the Series A preferred stock to be registered under the Securities Act of 1933, subject to certain exceptions, conditions and limitations. The registration rights agreement is filed as Exhibit 4 to this Schedule 13D and this description is qualified in its entirety by reference to the registration rights agreement.
Consulting Agreement with Juniper Capital Partners, LLC
The Issuer has entered into a separate consulting services agreement dated June 7, 2011, with Juniper Capital Partners, LLC (“Juniper Capital”), pursuant to which the Issuer and Infinet are engaging Juniper Capital to perform a wide variety of services. Juniper Capital is required to devote such amount of its business time as may be reasonably necessary to perform the services required under such consulting agreement, with the exact division of time between the Issuer and Infinet to be determined by the Issuer and Infinet from time to time after consultation with Juniper Capital, subject to certain exceptions. The below summarizes certain material terms of the consulting agreement:
•	Scope of Services. The services to be provided by Juniper Capital to the Issuer include assisting the Issuer with strategic and business development matters. With respect to Infinet, Juniper Capital’s services include assisting Infinet with strategic and business development matters, advising Infinet with respect to the formation, structuring, business planning and capitalization thereof, and advising Infinet with respect to leveraging the Issuer’s relationships and strategic partnering with the Issuer.
•	Term and Termination. The consulting agreement has an initial term of four years and is automatically renewable for successive three-year periods unless terminated by the affirmative vote of 70% of the board of directors of the Issuer or the board of directors of Infinet or by Juniper Capital with 90 days notice to the Issuer prior to renewal. The consulting agreement is otherwise terminable by the Issuer for cause, as defined in the consulting agreement, with 60 days notice to Juniper Capital. The consulting agreement also is terminable by the Issuer or Infinet at any time subject to payment of a termination fee.
•	Base Consulting Fee. The consulting agreement provided for an annual base consulting fee equal to $300,000.

•	Payments Upon Non-Renewal, Termination Without Cause or Constructive Termination Without Cause. In connection with certain non-renewal of the consulting agreement, termination without cause or constructive termination without cause, Juniper Capital will be entitled to the greater of (i) a lump sum payment equal to 200% (or 100% for non-renewal) of the average annual base consulting fees in the year of the event and the prior two years or (ii) the remaining base consulting fees that would otherwise be payable to Juniper Capital for the remainder of the term of the consulting agreement.
•	Indemnification. The Issuer has also agreed to indemnify Juniper Capital and its affiliates for certain costs and expenses arising from services provided under the consulting agreement.
•	Board Rights. The Issuer has agreed to seek, if requested by Juniper Capital, to cause Jay Wolf, a representative of Juniper Capital, to be appointed to its board of directors if the Loan is converted to Series A preferred stock, and to the board of directors of Infinet, at such time that a separate Infinet board is established.
Juniper Capital is currently an affiliate of NWRA Ventures I and Juniper NVM. The summary of the terms and conditions of the consulting agreement is qualified in its entirety by reference to the amended and restated consulting agreement, filed as Exhibit 5 to the Schedule 13D.
New World Realty Advisors, LLC Advisory Services Agreement
The Issuer has also entered into an advisory services agreement with New World, an affiliate of NWRA Ventures I, pursuant to which the Issuer engaged New World to provide a diagnostic review of the Issuer and its existing assets, the development and, subject to the Issuer’s review, modification and approval of the recommended actions, implementation of a plan to originate, analyze and close new investment transactions, and an assessment of the Issuer’s business and capital markets alternatives. Under the terms of the agreement, the Issuer pays New World a flat monthly fee under the advisory services agreement plus out-of-pocket expenses, as well as a success fee in the event certain business or financing benchmarks are achieved. Certain material terms of the advisory services agreement are summarized below:
•	Monthly Fees. The Issuer pays a flat monthly fee of $125,000 plus out-of-pocket expenses.
•	Success Fee. The Issuer agreed to pay a capital advisory fee and has an associated right of first offer to provide advisory services (subject to separate agreement), a development fee and associated right of first offer to serve as developer (subject to separate agreement), an origination fee equal to 1% of the total amount or gross purchase price of any loans made or assets acquired, identified or underwritten by New World, and a legacy asset performance fee equal to 10% of the positive difference between realized gross recovery value and 110% of the December 31, 2010 GAAP net carrying value, calculated on a per REO or loan basis.

•	Indemnification. The Issuer also agreed to indemnify New World and its affiliates for certain costs and expenses arising from New World’s services provided under the advisory services agreement.
•	Term and Termination. The advisory services agreement is for an initial term of four years, and is automatically renewable for an additional three years unless 70% of the board of directors terminates the agreement prior to renewal with 60 days notice. If the advisory services agreement is not terminated at the time that the Loan converts, the term of the advisory services agreement automatically extends an additional three years. The agreement may be terminated earlier by the Issuer only under limited circumstances. The advisory services agreement is otherwise terminable by the Issuer for cause, as defined in the agreement, with 60 business days written notice to New World.
The summary of the terms and conditions of the advisory services agreement is qualified in its entirety by reference to the advisory services agreement, filed as Exhibit 6 to the Schedule 13D.
Possible Tender Offer
As previously disclosed by the Issuer, NWRA Ventures I may commence a cash tender offer to purchase up to $10 million of Class B Common Stock or Class C Common Stock of the Issuer at a price to be determined. It is expected that the tender offer price to be at a substantial discount to the current book value per share of the Issuer’s common stock. The terms and conditions of any such offer would be stated in tender offer documents relating to the tender offer if, and when filed by NW Capital. NWRA Ventures I may delay, amend, terminate or otherwise choose not to pursue a tender offer at its sole election.
Purpose of Transactions
The Reporting Persons and the Covered Persons are active in the real estate sectors and have entered into the Loan transaction to recognize returns on the loan as well as in connection with potential the conversion of the Loan into equity as the Issuer’s liquidity from the Loan can be utilized to generate growth and value.
Except as noted above, none of the Reporting Persons or Covered Person have any plans or proposal to acquire or dispose of securities of the Issuer.
Purchase of Shares by Desert Stock Acquisition I
On June 7, 2011, the Desert Stock Acquisition I purchased the following shares of the Issuer’s stock directly from the Issuer’s former Chief Executive Officer:

Class of Stock	Share Amount	Price Per Share

Class B-1	1,423	$8.02

Class B-2	1,423	$8.02

Class B-3	2,849	$8.02

Class B-4	313,789	$8.02

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person or Covered Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) and (b) The information contained in rows 7 through 11 and 13 of the cover pages for each of the Reporting Persons is incorporated herein by reference. The percentage of shares of Class B-4 Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13D is based upon 627,579 shares of Class B-4 Common Stock issued and outstanding as of May 15, 2011 as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2011, as filed with the SEC on May 16, 2011.
None of the Covered Persons beneficially own any of the Issuer’s securities.
As of June 7, 2011, the Reporting Persons had the shared direct and indirect interests in the number of shares Common Stock listed below. The number of shares Common Stock listed for each Reporting Person assumes the conversion of the promissory note relating to the Loan (the “Promissory Note”) into the Issuer’s Series A preferred stock and then into Common Stock and assumes the maximum deferred interest elections on the Promissory Note or the maximum PIK dividend elections on the Series A preferred stock, as applicable.
•	Desert Stock Acquisition I is the indirect beneficial owner of 7,123,594 shares of Common Stock;
•	NWRA Ventures I, as a lender to the Issuer, is the direct beneficial owner of 7,123,594 shares of Common Stock;
•	NWRA Ventures Management I, as the managing member of NWRA Ventures I, is the indirect beneficial owner of 7,123,594 shares of Common Stock;
•	NWRA Red Rock I, as the managing member of NWRA Ventures Management I, is the indirect beneficial owner of 7,123,594 shares of Common Stock;
•	Juniper NVM, as a member of NWRA Ventures Management I, is the indirect beneficial owner of 7,123,594 shares of Common Stock;
•	Five Mile Capital II, as a member of NWRA Ventures I, is the indirect beneficial owner of 7,123,594 shares of Common Stock;

•	Five Mile Capital II Equity Pooling, as the sole member of Five Mile Capital II, is the indirect beneficial owner of 7,123,594 shares of Common Stock; and
•	Five Mile Capital Partners, as the manager of Five Mile Capital II Equity Pooling, is the indirect beneficial owner of 7,123,594 shares of Common Stock.
As of June 7, 2011, the Reporting Persons had the following shared direct and indirect interests in Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock and Class B-4 Common Stock:

	Class B-1	Class B-2	Class B-3	Class B-4
	Common	Common	Common	Common
	Stock	Stock	Stock	Stock
• Desert Stock Acquisition I is the direct beneficial owner of:	1,432	1,432	2,849	313,789

• NWRA Ventures I, as a lender to the Issuer, is the indirect beneficial owner of:	1,432	1,432	2,849	313,789

• NWRA Ventures Management I, as the managing member of NWRA Ventures I, is the indirect beneficial owner of:	1,432	1,432	2,849	313,789

• NWRA Red Rock I, as the managing member of NWRA Ventures Management I, is the indirect beneficial owner of:	1,432	1,432	2,849	313,789

• Juniper NVM, as a member of NWRA Ventures Management I, is the indirect beneficial owner of:	1,432	1,432	2,849	313,789

• Five Mile Capital II, as a member of NWRA Ventures I, is the indirect beneficial owner of:	1,432	1,432	2,849	313,789

• Five Mile Capital II Equity Pooling, as the sole member of Five Mile Capital II, is the indirect beneficial owner of:	1,432	1,432	2,849	313,789

• Five Mile Capital Partners, as the manager of Five Mile Capital II Equity Pooling, is the indirect beneficial owner of:	1,432	1,432	2,849	313,789
Based on the assumptions noted above, the Reporting Persons have shared beneficial ownership over 31.1% of the Issuer’s Common Stock.
Each of the Reporting Persons disclaims beneficial ownership of the securities disclosed in this Schedule 13D, except to the extent of the Reporting Person’s pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership for any other purpose.
(c) Except as set forth in Item 4 above under the heading “Purchase of Shares by Desert Stock Acquisition I,” there have been no transactions by the Reporting Persons in the Class B-4 Common Stock.

(d) Other than the Reporting Persons and the Covered Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B-4 Common Stock
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information in Item 4 hereof is incorporated herein by reference.
Decisions with respect to the voting or disposition of the Issuer’s securities effectively need the approval of both NWRA Ventures Management I and Five Mile Capital II. With respect to NWRA Ventures Management I, its decisions with respect to the voting or disposition of the Issuer’s securities must receive the approval of both Juniper NVM and NWRA Redrock I.
Item 7. Material to be Filed as Exhibits.

Exhibit
No.	Description
1
Loan Agreement, dated as of June 7, 2011, by and between IMH Financial Corporation and NWRA Ventures I, LLC (filed as Exhibit 10.1 to IMH Financial Corporation’s Current Report on 8-K (File No. 000-52611) filed on June 14, 2011 and incorporated herein by reference).

2
Promissory Note, dated as of June 7, 2011, issued by IMH Financial Corporation for the benefit of NWRA Ventures I, LLC (filed as Exhibit 10.2 to IMH Financial Corporation’s Current Report on 8-K (File No. 000-52611) filed on June 14, 2011 and incorporated herein by reference).

3
Form of Certificate of Designation of Series A Cumulative Convertible Preferred Stock of IMH Financial Corporation (filed as Exhibit 3.1 to IMH Financial Corporation’s Current Report on 8-K (File No. 000-52611) filed on June 14, 2011 and incorporated herein by reference).

4
Registration Rights Agreement, dated as of June 7, 2011, by and between IMH Financial Corporation and Desert Stock Acquisition I, LLC (filed as Exhibit 4.1 to IMH Financial Corporation’s Current Report on 8-K (File No. 000-52611) filed on June 14, 2011 and incorporated herein by reference).

5
Consulting Services Agreement, dated as of June 7, 2011, by and among IMH Financial Corporation, Juniper Capital Partners, LLC and INFINET Securities, LLC (filed as Exhibit 10.3 to IMH Financial Corporation’s Current Report on 8-K (File No. 000-52611) filed on June 14, 2011 and incorporated herein by reference).

6
Advisory Services Engagement Letter, dated February 28, 2011, by and between IMH Financial Corporation and New World Realty Advisors, LLC (filed as Exhibit 10.4 to IMH Financial Corporation’s Current Report on 8-K (File No. 000-52611) filed on April 26, 2011 and incorporated herein by reference).

7.	Consent and Agreement To Joint Filing

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 17, 2011	DESERT STOCK ACQUISITION I LLC a Delaware limited liability company

	By:	/s/ Andrew N. Stark

Name: Andrew N. Stark
Title: Authorized Signatory

June 17, 2011	NWRA VENTURES I, LLC a Delaware limited liability company

	By:	/s/ Andrew N. Stark

Name: Andrew N. Stark
Title: Authorized Signatory

June 17, 2011	NWRA VENTURES MANAGEMENT I, LLC a Delaware limited liability company

	By:	/s/ Andrew N. Stark

Name: Andrew N. Stark
Title: Authorized Signatory

June 17, 2011	NWRA RED ROCK I, LLC a Delaware limited liability company

	By:	/s/ Andrew N. Stark

Name: Andrew N. Stark
Title: Authorized Signatory

June 17, 2011	JUNIPER NVM, LLC a Delaware limited liability company

	By:	/s/ Jay Wolf

Name: Jay Wolf
Title: Authorized Signatory

June 17, 2011	FIVE MILE CAPITAL II IMH INVESTMENT SPE LLC a Delaware limited liability company

By: FIVE MILE CAPITAL II EQUITY POOLING LLC, a Delaware limited liability company, its sole member

By: FIVE MILE CAPITAL PARTNERS LLC, a Delaware limited liability company, its manager

	By:	/s/ James G. Glasgow Jr.

Name: James G. Glasgow Jr.
Title: Managing Director

June 17, 2011	FIVE MILE CAPITAL II EQUITY POOLING LLC, a Delaware limited liability company

By: FIVE MILE CAPITAL PARTNERS LLC, a Delaware limited liability company, its manager

	By:	/s/ James G. Glasgow Jr.

Name: James G. Glasgow Jr.
Title: Managing Director

June 17, 2011	FIVE MILE CAPITAL PARTNERS LLC, a Delaware limited liability company

	By:	/s/ James G. Glasgow Jr.

Name: James G. Glasgow Jr.
Title: Managing Director

Schedule I
Information with respect to Members and Managing Directors of the Undersigned
The following sets forth information regarding the Covered Persons:

Name and principal
business address of
organization or
corporation where
		Present principal occupation	employment is
Name	Business address	or employment	conducted
Seth B. Lipsay	c/o NWRA Ventures I, LLC, 10 Cutter Mill Road, Suite 402, Great Neck, NY 11021	Real Estate	NWRA Red Rock I, LLC, c/o NWRA Ventures I, LLC, 10 Cutter Mill Road, Suite 402, Great Neck, NY 11021

Steven H. Shepsman	c/o NWRA Ventures I, LLC, 10 Cutter Mill Road, Suite 402, Great Neck, NY 11021	Real Estate	NWRA Red Rock I, LLC, c/o NWRA Ventures I, LLC, 10 Cutter Mill Road, Suite 402, Great Neck, NY 11021

Daniel K. Pfeffer	c/o NWRA Ventures I, LLC, 10 Cutter Mill Road, Suite 402, Great Neck, NY 11021	Real Estate	NWRA Red Rock I, LLC, c/o NWRA Ventures I, LLC, 10 Cutter Mill Road, Suite 402, Great Neck, NY 11021

Jay Wolf	981 Linda Flora, Los Angeles, California 90049	Investment	Juniper Capital Partners, LLC, 981 Linda Flora, Los Angeles, California 90049

Alex Krys	981 Linda Flora, Los Angeles, California 90049	Investment	Juniper Capital Partners, LLC, 981 Linda Flora, Los Angeles, California 90049

Steven P. Baum	c/o Five Mile Capital Partners LLC, 3 Stamford Plaza, 301 Tresser Blvd., 12th Floor Stamford, CT 06901	Investments	c/o Five Mile Capital Partners LLC, 3 Stamford Plaza, 301 Tresser Blvd., 12th Floor Stamford, CT 06901

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Name and principal
business address of
organization or
corporation where
		Present principal occupation	employment is
Name	Business address	or employment	conducted
Thomas A. Kendall	c/o Five Mile Capital Partners LLC, 3 Stamford Plaza, 301 Tresser Blvd., 12th Floor Stamford, CT 06901	Investments	c/o Five Mile Capital Partners LLC, 3 Stamford Plaza, 301 Tresser Blvd., 12th Floor Stamford, CT 06901

Konrad R. Kruger	c/o Five Mile Capital Partners LLC, 3 Stamford Plaza, 301 Tresser Blvd., 12th Floor Stamford, CT 06901	Investments	c/o Five Mile Capital Partners LLC, 3 Stamford Plaza, 301 Tresser Blvd., 12th Floor Stamford, CT 06901

James G. Glasgow, Jr	c/o Five Mile Capital Partners LLC, 3 Stamford Plaza, 301 Tresser Blvd., 12th Floor Stamford, CT 06901	Investments	c/o Five Mile Capital Partners LLC, 3 Stamford Plaza, 301 Tresser Blvd., 12th Floor Stamford, CT 06901
Messrs. Lipsay, Shepsman and Pfeffer must unanimously approve all voting and disposition decisions with respect to the Shares on behalf of NWRA Red Rock I, LLC. Messrs. Wolf and Krys must unanimously approve all voting and disposition decisions with respect to the Shares on behalf of Juniper NVM, LLC. Messrs. Baum, Kendall, Kruger and Glasgow are members of the Investments Committee that make decisions with respect to the voting and disposition of the Shares on behalf of Five Mile Capital Partners LLC
Messrs. Lipsay, Shepsman, Pfeffer, Wolf, Krys, Baum, Kendall, Kruger and Glasgow are citizens of the United States.
None of the Covered Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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